900-925 West Georgia Street, Vancouver, BC V6C-3L2
Tel: 604.484.5761 / Fax: 604.484.5760

Trading Symbol: RCFEF	Nov 18, 2010

RAINCHIEF APPOINTS PAUL E. HENEY CHAIRMAN & CEO

Vancouver, BC – November 18, 2010: RainChief Energy (RainChief) (OTC.BB.RCFEF) is pleased to announce that Mr. Paul E. Heney (B. Soc. Sc., LL.B., MBA) has been appointed Chairman of the Board of Directors and Chief Executive Officer of the Company.

Paul obtained his B. Soc. Sc. (Econ) and LL.B. from the University of Ottawa, and his MBA from the Schulich School of Business, York University, Toronto. During his 23 year legal and business career, he has been a valuable and trusted legal advisor and business partner to numerous industrialists, entrepreneurs and venture capitalists in Canada and internationally. He has quarterbacked numerous mergers and acquisitions and corporate finance transactions to successful completion.

During the first 17 years of his career, he practiced securities and corporate law in Toronto, focusing on public and private securities offerings serving the venture capital/small/mid cap market, as well as on mergers and acquisitions and securities regulatory matters for issuers and investment bankers. He also advised numerous discretionary money managers and assisted in the structure and formation of many innovative pooled investment fund products. For the past 5 years, Paul has served as a co-founding partner of the merchant banking firm Ubequity Capital Partners Inc. with offices in Toronto, Vancouver and Paris. In 2005, Paul co-founded Adenyo Inc. (formerly Silverback Media PLC.) serving initially as the company's COO, completing numerous acquisitions, and raising several million dollars of equity and debt financing and he continues to serve on the Adenyo Board. Through acquisition and organic growth, Adenyo has grown to one of the world's largest, independent mobile marketing software companies, with operations in North America and Europe. In September 2010, Adenyo was ranked among the top 100 most valuable private internet start-ups by Silicon Alley Insider and in November was nominated for Canada’s Hottest Innovative Company by the Canadian Innovation Exchange.

Paul brings to RainChief a wealth of experience, having successfully led a number of renewable energy ventures. He recently returned from Italy where he conducted an analysis of the Italy and EU PV solar power sector and initiated due diligence on RainChief’s initial 1MW PV solar power project, details of which will be announced in the near future.

“Paul brings to RainChief both a strong business and renewable energy background and a pragmatic, results-oriented approach to corporate management,” stated RainChief President, Brad Moynes. “The company has aggressive PV solar energy development plans over the next few years and Paul’s background and skills complement our goals and objectives.”

About RainChief Energy:
RainChief Energy Inc. is a Canadian-based independent renewable energy producer currently engaged in the development of PV solar energy projects in Italy and the European Union. RainChief and key operational partners have the combined capabilities to manage and direct all key steps in the selection, authorization, financing, development and operations of PV solar power projects. Operating partners, plus project suppliers and contractors have demonstrated capabilities in the areas of project development, engineering and construction.

PV Solar-Generated Power Defined:
PV solar-generated power is universally recognized as one of the most effective and environmentally friendly technologies for power generation today. Combining soundless operations in an environment where more than 90% of the natural landscape survives and thrives after project construction, solar has been called a perfect renewable energy source. Solar modules produce direct current (DC) electrical energy from daylight. Inverter systems convert the DC into alternating current (AC) which is fed directly into the public power system or grid. The generated power is paid for at a per kilowatt-hour (kWh) rate according to applicable feed-in-tariff (FiT) and energy rates.

For additional information please contact the following.

“Brad Moynes”

Brad Moynes, President
Tel:      +1-604-484-5761 Ext 31
Fax:      +1-604-484-5760

Investor Relations Contact:    e-mail: invest@rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.